Exhibit 2
                                                                       ---------

For Immediate Release                                           6 September 2006


                              WPP GROUP PLC ("WPP")

              WPP acquires stake in open source product development
                         company, Big Idea Group, in US

WPP announces that it has agreed to acquire 30.1% of the fully diluted share capital of Big Idea Group, Inc. ("BIG"), specialists in open source product development.

BIG  specialises  in  helping  companies  find,   develop  and  finance  product
innovations through its open source network of 10,000 independent innovators.

Founded in 2000 in New Hampshire, US, BIG's clients operate principally with consumer packaged goods, food and beverages, personal medial and technology. Clients include Staples, General Mills, Gillette, Fortune Brands, eToys, QVC, Toys "R" Us and Sunbeam.

BIG's audited revenues for the year ended 31 December 2005 were US$2.1million with gross assets of US$4 million on the date of investment.

This investment continues WPP's strategy of developing its comprehensive offering to clients in fast growing markets and sectors.

Contact:
Feona McEwan, WPP       +44 (0)20 7408 2204
Kevin McCormack, WPP    +1 212 632 2200

www.wpp.com.